April 1st ,1999

Mr. John R. Hedges.
12620 East Calle Mia
Tucson, AZ
85749

Dear Sir,

RE:	MANAGEMENT CONTRACT FOR IMAGES OF LIFE INC.

The following letter agreement sets out the terms of engagement and compensation structure for the supply of management services and maintaining office facilities for IMAGES OF LIFE, INC. (the "Company").

1.0	The Nature of the Engagement

Images of Life, Inc. has recently begun to fund the development of a unique anti needle stick protection device under development by Richard R. Powell and Glacier Medical. You have been providing management services to the Company since December of 1998 without compensation and recognising the Company requires continued management services to oversee its investment and to take an active role in product development and provide management advice to the various products and companies it is supporting financially, the Board of Directors hereby engages John R. Hedges to provide those services under the following terms.

2.0	The Task

The Management Services to be under this agreement will include:

i.	Serving in the capacity of President of Images of Life, Inc.

ii.	Monitoring all investments made by the Company, providing technical and financial overview as to the state of these investments and progress made in the development of the products supported and the expectations the Company may have in realizing on its investments. Making periodic progeress reports to the Board of Directors and the Shareholders.

iii.	Developing Business Plans, corporate documents, filing of all required documentation and tax submissions, maintaining all current financial records

iv.	Interfacing with regulatory agencies, brokerage firms and market makers as required

v.	Preparing all press releases an public announcements.

vi.	Arrange Financing for the Company's investrments when required.

vii.	Engaging all specialist consultants such as accountants, lawyers, public relations consultants, an technical specialists as required.

You are authorised to do anything which is reasonably necessary either to carry out services and to comply with any applicable laws, rules, regulations, authorisations, consents, or practice as may be reasonable and
(or) appropriate.

3.0	Fees for Services Rendered

In consideration of the services to be performed under this letter, it is agreed that the Company will pay the following:

i.	Monthly Payments: A monthly fee/retainer of US $5,000 payable on the fifteenth day of each month, and beginning in the month of May 1999. You agree to work a minimum of 5 days per month directly on behalf the Company as mutually agreed. In the event that Mercantile works less than the 5 day per month minimum, the work in progress fee would be reduced by US $1,000 for every day worked per month less than 5. Note that we forecast our input and advisory services will equate to roughly 90 to 120 principal man-days over the next 9 months in order to get the Project through bankable feasibility and production financing.

ii.	"S" Script:  In the event hat the Company fails to make the Monthly
 Payment defined above it may issue shares in the Company in the amount equivalent to the value of payment missed valued on the closing price of
 the 15th day or nearest trading day of that month.   You shall have 12
 months from the date of the missed payment to elect to take that payment in "S' Script.

iii.	Stock Options:  The Company will grant you the option to acquire 180,000 shares at a strike proce of $1.00 each (the option). This option shall be valid for a period of 60 months from the date of granting and can only be exercised on receipt of audited statements that the Company is generating positive cash flow from sales.

4.0	Expenses

	In addition to the monthly retainer, the Company will pay any reasonable expenses as they relate to:

i.	Normal and administrative costs such as telephone, fax, courier, mailing, copying or secretarial expenses as Advisor at his own discretion may deem required in order to undertake the Task in a timely and professional manner.

ii.	Normal travel expense for legitimate and approved travel at business class rates, such expenses to include airfare, transportation to and from airports, appropriate rental car service, accommodation in Business Class Hotel, meals, and other miscellaneous costs such as tipping and refreshments.

iii.	Entertainment expenses while participating or with actual or prospective clients of Company, actual or prospective consultants to the Company, or representatives of organisations or bodies that have or may have a determining influence on the achievement of the Business Plan.

You shall maintain records of all outstanding invoices and receipts for out-of-pocket expenses to be paid for review and audit.

5.0	Appointment

	Your appointment under this letter was effective December 1st 1998. Compensation will commence May 1999.

6.0	Termination

	This engagement may be terminated on 30 days notice in writing.   The
provisions of this letter relating to the payment of fees and expenses and indemnities, together with any outstanding obligations of either party, shall survive any such termination.

7.0	Governing Law

	This letter is governed by and shall be construed in accordance with the laws of the State of Arizona and any disputes shall be decided by arbitration under the rules of the American Arbitration Association. The prevailing party in any disputes shall be awarded reasonable attorneys' fees and costs.

	On behalf of the Board of Directors of Images of Life, Inc.


Original Signed By

		"Richard R. Powell"
____________________________________

Richard R. Powell, Director

Agreed and accepted:

Original Signed By

"John R. Hedges"
_______________________________
John R. Hedges
Date: April 4th 1999

EXHIBIT 6-2 10SB


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EXHIBIT 6-2 10SB

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